UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 08.08.2005	1H05 Earnings Results

     Banco Bradesco, Brazil’s largest private Bank, posted a Net Income of R$ 2.621 billion in 1H05 (equivalent to EPS of R$ 5.34), compared to a Net Income of R$ 1.250 billion in 1H04 (equivalent to EPS of R$ 2.63), i.e., up by 109.7% . The annualized return on average equity was 34.9% in 1H05 (19.4% in 1H04). The Net Income in 2Q05 amounted to R$ 1.416 billion, which represents a 38.1% annualized ROAE for the quarter (34.7% in 1Q05).

     In 1H05, 68.5% of Bradesco’s Net Income was originated from Banking activities, 30.4% from Insurance, Private Pension Plans and Savings Bonds and 1.1% from Other activities.

     On May 28, Bradesco issued the first Brazilian perpetual subordinated bond, in the amount of US$ 300 million, evidencing the Bank’s good perception with the international investment community.

     Financial margins reached R$ 8.354 billion, increasing by 30.3% in the last 12 months, and by 8.9% in the q-o-q comparison (2Q05 to 1Q05). Fee income grew by R$ 727 million between June 04’ and 05’, totaling R$ 3.421 billion. In the q-o-q comparison, fees evolved R$ 99 million.

     Bradesco’s Efficiency Ratio for the accumulated 12 months continues to present a consistent improvement, totaling 60.1% in June 2004, 52.7% in March 2005 and, finally, 48.1% in June 2005.

     As an acknowledgment of Bradesco’s quality in asset management, BRAM – Bradesco’s Asset Management company was granted the most relevant awards of the industry, such as Exame/FGV, Invest Tracker/Estadão, Invest Tracker/Thomson Financial and Valor Investe/Standard & Poor’s.

     In line with the policy of adding value to stockholders, Bradesco paid or accrued R$ 925.1 million in Interest on Own Capital in 1H05 (compared to R$ 651.4 million in 1H04). On March 1, 2005, Bradesco raised by 21.12% the monthly amount of Interest on Own Capital declared per stock, paid as from April 2005.

     Bradesco’s Market Capitalization surpassed the R$ 39 billion mark, evolving by 94.1% between June 2004 and June 2005 and by 11.4% in the 2nd quarter, indexes significantly higher than Ibovespa’s, which during the same periods evolved by 18.5% and (5.9)%, respectively.

Investor Relations Area Jean Philippe Leroy – +55 11 3684.9229 Luiz Osório Leão Filho – +55 11 3684.9302 www.bradesco.com.br/ir

Assets

Total Assets surpassed R$ 194.5 billion, a 10.4% y-o-y and 1.7% q-o-q.

In the 1H05 and 1H04 comparative analysis, the Securities Portfolio grew by R$ 8.2 billion and the Loan Portfolio increased by R$ 11.4 billion, mainly in the Individuals and Small and Medium-Sized Companies (SME) segments.

When compared to 1Q05, Total Assets increased by R$ 3.2 billion in 2Q05, pointing out that the Loan Portfolio was up by R$ 3.8 billion in the period.

Loan Portfolio

The Loan Portfolio, including sureties and guarantees, reached the relevant R$ 78.3 billion mark, up by 20.2% y-o-y and by 4.4% when compared to the previous quarter.

The Loan Portfolio, not including sureties and guarantees, reached R$ 69.8 billion, increasing by 19.5% when comparing 1H05 to 1H04, and 5.8% q-o-q. The Loan Portfolio increment of R$ 11.4 billion in the last 12 months and R$ 3.8 billion in the quarter mainly stems from a higher demand by Individuals, in view of the maintenance of the Brazilian economy activity levels, the rise of real wages, as well as the unemployment rate decrease. In 2Q05, we observed raises in the lines of Direct Lending and Vehicles finances.

In the Corporate segment, the annual loan portfolio growth was driven by Working Capital, Overdraft and Vehicle financing credit lines, in line with expected sales growth related to the economic recovery. When compared to the previous quarter, the largest increases in credit lines occurred in Overdraft, Working Capital operations and BNDES onlendings.

SMEs have been gradually increasing their demand for loans, recording a 23.8% increase in the Loan Portfolio between June/05 and June/04 and 5.8% in the quarter. Referring to large corporations, a decrease in the Loan Portfolio was recorded, of 6.2% in the last 12 months and of 1.8% in the quarter, mainly due the appreciation of the Real (BRL), besides the fact that large corporations are more capitalized, opting for raising funds through capital markets.

Loan Portfolio by type of customer:

AA-C rated operations accounted for 92.6% of the Loan Portfolio, compared to 92.5% in March 2005 (91.4% in June 2004), evidencing a continuous improvement in asset quality.

Balance of allowance of loan losses (PDD) reached R$ 4.450 billion, 6.4% of the Loan Portfolio, of which R$ 3.504 billion were required provisions and R$ 946 million were additional provisions.

The R$ 122 million increase in the volume of allowance of loan loss expenses y-o-y includes the preventive downrating of a utility company in the amount of R$ 166 million (event recorded in the first quarter of 2005).

The coverage ratio, which compares the total balance of loan losses to the loan portfolio balance overdue for more than 60 days, which do not bear interest, stood at 198% (193% in March 2005 and 180% in June 2004).

Deposits and Liabilities

Total Deposits reached R$ 71.7 billion, increasing by 11.7% in the last twelve months, demonstrating the strength of Bradesco to capture deposits.

Over the last 12 months, Demand Deposits raised by 10%, Savings Deposits by 9.2% and Time Deposits by 14.1% . In the quarterly analysis, Total Deposits remained steady.

The Loan-to-Deposits ratio stood at 97.4% .

Reflecting the Grupo Bradesco de Seguros e Previdência (Insurance Group) leadership in issuance of premiums, in addition to its conservative provisioning criteria, deserve highlight the amount of R$ 36.5 billion in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds, which increased by 23.9% y-o-y and by 3.4% q-o-q.

Capital

Bradesco’s Stockholders’ Equity at the end of the first half of the year totaled R$ 17.5 billion, while Reference Stockholders’ Equity amounted to R$ 23.6 billion, causing the Basel Capital Adequacy Ratio (BIS) to reach 15.8% . Considering that the minimum requirement in Brazil is 11%, Bradesco has a potential to expand its loan portfolio by R$ 65 billion.

Asset Management

Total assets under management reached R$ 108.5 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up 22.3% when compared to June 2004 and 3.6% when compared to March 2005, as demonstrated bellow:

Assets under Management – R$ million

	2005		2004

	June	March	June

Investment Funds	96,024	91,730	78,059
Managed Portfolios	7,583	7,458	8,757
Third-Party Funds	4,883	5,569	1,860

Total	108,490	104,757	88,676

Asset Distribution – R$ million

	2005		2004

	June	March	June

Investment Funds – Fixed Income	93,368	88,812	75,579
Investment Funds – Variable Income	2,656	2,918	2,480
Investment Funds – Third-Party Funds	4,712	5,391	1,737

Total	100,736	97,121	79,796

Managed Portfolios – Fixed Income	5,840	5,583	6,561
Managed Portfolios – Variable Income	1,743	1,875	2,196
Managed Portfolios – Third-Party Funds	171	178	123

Total	7,754	7,636	8,880

Total Fixed Income	99,208	94,395	82,140
Total Variable Income	4,399	4,793	4,676
Total Third-Party Funds	4,883	5,569	1,860

Total	108,490	104,757	88,676

Financial Margin

The Financial Margin, under the terms of Brazilian Central Bank’s regulation in the periods compared includes the income earned in the sale of our stake in Belgo Mineira in 1Q05, as well as the partial results of derivatives used for hedging the investments abroad, which, in terms of Net Income, simply annulled the fiscal effect (PIS/COFINS/IR/CS) of such hedge strategy. This fiscal effect is triggered by the fact that exchange variation is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the earnings from derivative instruments are taxable when gains occur and deductible when losses occur. Therefore, in the Net Interest Income is included under the line “income on derivative financial instruments” the gross income from the hedge, and its respective taxes are reflected under the lines “tax expenses” and “income tax and social contribution”, as follows:

HEDGE TAX EFFECT OF INVESTMENTS ABROAD
	Effect in the Period				Effect in the Quarter
	Financial Margin	Tax Expenses	Income Tax / Social Contribution	Net Income	Financial Margin	Tax Expenses	Income Tax / Social Contribution	Net Income

Partial Income on Hedge of Investments Abroad	1,127	(52)	(366)	709	1,103	(52)	(357)	694
Exchange Variation of Investments Abroad	(709)	-	-	(709)	(694)	-	-	(694)
Effect on the items	418	(52)	(366)	-	409	(52)	(357)	-

Therefore, for a better evaluation, the Financial Margin adjusted by these two results, is shown as follows:

Adjusted Financial Margin
R$ million	1H05	1H04	Variation	2Q05	1Q05	Variation

Reported FM	8,354	6,411	1,943	4,355	3,999	356
( - ) Sale of Belgo Mineira	(327)	-	(327)	-	(327)	327
( - ) Hedge/exchange variation	(418)	-	(418)	(409)	(9)	(400)

Adjusted FM	7,609	6,411	1,198	3,946	3,663	283
Adjusted FM over average assets	8.2%	7.6%	-	8.4%	8.0%	-

The adjusted financial margin improvement of R$ 1.198 billion in 1H05 compared to 1H04 is due to (i) a R$ 924 million increase in interest income, caused by higher volumes and (ii) a R$ 274 million increase in non-interest income mainly as a result of higher Securities Portfolio and Treasury gains.

When compared to the previous quarter, the variation is due to: (i) a R$ 300 million increase in interest income operations, basically composed of higher business volumes and (ii) a drop of R$ 17 million in non-interest income.

Fee Income

Fee Income continued evolving due to the increase in the volume of operations, as well as to the growth in the customer base and improvement in the relationship through the customer segmentation process.

In the y-o-y comparative analysis, fee income evolved R$ 727 million; especially fees originated from (i) loan operations - R$ 245 million; (ii) checking account - R$ 167 million; (iii) cards - R$ 110 million; (iv) asset management – R$ 82 million; and (v) consortium - R$ 28 million.

The R$ 99 million variation in the quarter is basically due to (i) loan operations, which evolved R$ 37 million; (ii) cards - R$ 14 million; (iii) collection and tax payment fees - R$ 21 million; and (iv) checking accounts - R$ 8 million.

Fee Income in 2Q05 covered 70.8% of total expenses (personnel + other administrative expenses), against an index of 68.8% in the last quarter. In the semi-annual period analysis, those indexes stood at 55.7% in 1H04 and 69.8% in 1H05.

Personnel Expenses

In the comparative analysis of semi-annual periods, the R$ 56.3 million variation is mainly due to: (i) payroll increase resulted from the collective bargaining agreement of 8.5% in September/04 - R$ 228 million; (ii) higher employee profit sharing expenses - R$ 58 million; which was offset by (iii) lower severance and labor provision expenses of R$ 66 million and (iv) by a reduction in personnel expenses, related to the synergies obtained in administrative processes, in the amount of R$ 165 million.

Increased personnel expenses of R$ 25 million in the quarterly analysis is basically due to: (i) the concentration of vacations in 1Q05 - R$ 45 million; (ii) higher employee profit sharing expenses - R$ 12 million; and (v) higher training investments - R$ 8 million, offset by (iv) lower volume of provisions for labor claims - R$ 21 million; and (v) lower severance expenses - R$ 14 million. Excluding these effects, a “structural” reduction in the amount of R$ 6 million in expenses is verified in the quarter.

Other Administrative Expenses

The nominal variation of other administrative expenses in the y-o-y comparison was of R$ 8 million only.

In the quarterly analysis, other administrative expenses increased R$ 48 million, due to (a) an increase in third-party services expenses - R$ 26 million, in view of the business volumes growth, as well as investments in the improvement and optimization of the IT platform, and (ii) higher advertising and marketing expenses - R$ 17 million, related to the launching of the new “Bradescompleto” campaign.

Bradesco is still focused on continuously improving its operating efficiency. The accumulated Efficiency Ratio in the 12-month period was able to improve from 52.7% in 1Q05 to 48.1% in 2Q05.

Insurance, Private Pension Plans and Savings Bonds

This segment reported Net Income of R$ 796 million in 1H05 (R$ 374 million over the same period of 2004). Net Income totaled R$ 369 million in 2Q05 compared to R$ 427 million in the previous quarter.

In the Vehicle Segment, premiums increased 7.2% q-o-q, attesting the success of the acceptance policy and of the implementation of a pricing policy in line with each customer characteristics (named Profile). Bradesco’s Vehicle Insurance market share increased to 17.8%, thus maintaining the leadership in the segment.

With a priority focus on Mass Insurance, particularly Home Insurance, which presents low claims ratio, the contribution of Basic Lines reached higher than 600,000 homes insured.

In the Life segment, in which Bradesco also maintains leadership with a 16.2% market share, we emphasize low-ticket products, targeting the low-income individuals segment, specially with the products "Vida Máxima Mulher Bradesco" (Life Insurance for Women) and "Vida Segura Bradesco" (Bradesco Safe Life).

Considering Private Pension Plans, Bradesco still focuses the strategy of increasing PGBL and VGBL products sales. Market share reached 34.5%, thus maintaining the leadership in the segment.

In the Savings Bonds segment, the Portfolio profile was maintained, despite the evolvement of monthly payment bonds.

Bradesco Saúde (Health Insurance) presented in 1H05 a loss of R$ 213 million, compared to R$ 15 million in 1H04, in view of extraordinary provision in the amount of R$ 324 million. The Company continues prioritizing sales of Corporate Plans, which has been accounting for nearly 75% of the total insured portfolio. The growth in the number of insured customers in this segment reflects the Company’s high level of specialization, which is the greatest differential in the current Brazilian Supplementary Health market. Approximately 12 thousand companies in Brazil chose Bradesco Saúde, and 31 out of the 100 largest Brazilian companies are customers in the Health/Dental insurance line.

Premiums in Insurance, Private Pension Plans and Savings Bonds summed up R$ 7.4 billion in 1H05, against R$ 6.9 billion in the same period of 2004, accounting a 7.4% growth.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds reached the amount of R$ 36.5 billion, a 40% market share.

Other Highlights

Within the strategy of increasing exposure in consumer finance, we point out the following events:

Bradesco acquired through its subsidiary Finasa the 33 branch network of Grupo Morada, which has strong concentration in the state of Rio de Janeiro and operates in the financial market for more than 36 years. As a result of this deal, Bradesco adds its presence in 3,600 affiliated points of sale.

In July, Bradesco entered into a partnership with União de Lojas Leader, a retailer mainly operating in the states of Rio de Janeiro and Espírito Santo, for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil. This partnership also involves the start-up of a financing company, subject to the Brazilian Central Bank’s approval and will have the Leadercard client portfolio as its core business.

In August, a Memorandum of Intent was signed with Lojas Colombo, the third largest home appliances and furniture retailer in the country, for the start-up of a Financing Company, which will have Colombo’s clients portfolio as its focus. The implementation of this partnership is subject on the signing of the final agreements and on the approval by the Brazilian Central Bank. Bradesco and Colombo will have equal equity participation in the operation which, also, foresees the distribution of other banking and insurance products offered by Bradesco such as insurance, private pension plans, savings bonds, direct lending and others.

CONFERENCE CALL INFORMATION

Date: Tuesday, August 9, 2005

Portuguese	E nglish
9:30 am (São Paulo time) 8:30 am (New York time) Brazil: (55 11) 4613-0501 International (55 11) 4613-4525 Code: Bradesco	11:00 am (São Paulo time) 10:00 am (New York time) USA: (1 800) 860-2442 International (1-412) 858-4600 Brazil (55 11) 4613-0502 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from August 9 to 17, 2005, at the Phone Nos. (55 11) 4613-4532 for Portuguese, conference call code (113) and (55 11) 4613-4532 for English, conference call code (221). Alternatively, it will be available on Bradesco’s website approximately two hours after the event has ended.

Market Indicators

In %	1H05	1H04	2Q05	1Q05
USD Commercial rate	(11.45)	7.56	(11.84)	0.43
IPCA	3.16	3.48	1.34	1.79
CDI	8.92	7.56	4.56	4.18
Selic (closing)	19.75	16.00	19.75	19.25
USD Commercial rate (closing) – in R$	2.3504	3.1075	2.3504	2.6662

Macroeconomic Scenario

In %	2005 (E)	2006 (E)	2007 (E)
IPCA	5.23	4.66	4.53
Selic (closing)	17.25	14.50	12.50
GDP	3.2	4.00	4.00
USD Commercial rate (closing) – in R$	2.35	2.45	2.55

MAIN FIGURES AND INDICES

In R$ Million	1H05	1H04%		2Q05	1Q05%
Net Income	2,621	1,250	109.7	1,416	1,205	17.5
Earnings per Stock (*)	5.34	2.63	103.0	2.88	2.45	17.6
Book Value per Stock (R$) (*)	35.53	28.77	23.5	35.53	33.62	5.7

ROAE (Annualized)	34.9	19.4	-	38.1	34.7	-
ROAA (Annualized)	2.7	1.4	-	2.9	2.5	-

Financial Margin	8,354	6,411	30.3	4,355	3,999	8.9
Revenues from Services Rendered	3,421	2,694	27.0	1,760	1,661	6.0
Personnel and Administrative Expenses	(4,899)	(4,835)	1.3	(2,486)	(2,413)	3.0

Total Assets	194,542	176,254	10.4	194,542	191,299	1.7
Loan Portfolio	69,787	58,402	19.5	69,787	65,979	5.8
Sureties and Guarantees	8,559	6,751	26.8	8,559	9,085	(5.8)
Deposits	71,654	64,133	11.7	71,654	71,372	0.4
Subordinated Debts	6,496	6,181	5.1	6,496	6,117	6.2
Technical Reserves	36,533	29,478	23.9	36,533	35,328	3.4
Stockholders’ Equity	17,448	13,650	27.8	17,448	16,538	5.5

In %
Efficiency Ratio	44.3	59.3	-	42.4	46.6	-
Efficiency Ratio (**)	48.1	60.1	-	48.1	52.7	-
Expanded Coverage Ratio	90.4	103.9	-	88.8	92.1	-
BIS Ratio (Economic-Financial Consolidated)	18.2	18.1	-	18.2	17.1	-
(Total Consolidated)	15.8	15.7	-	15.8	15.0	-
Fixed Asset Ratio (Financial Consolidated)	41.4	41.4	-	41.4	43.8	-
(Total Consolidated)	19.1	26.1	-	19.1	21.1	-
(*)	For comparison purposes, the amounts are adjusted to the 200% stock splitting.
(**)	Accumulated 12 months.

In R$ Million	1H05	1H04%		2Q05	1Q05%
Interest on Own Capital	925	651	42.1	559	366	52.7
Total Stocks (In Thousands) (*)	491,071	474,513	3.5	491,071	491,873	(0.2)
(*)	For comparison purposes, the capital stock was divided by 10,000 and adjusted to the 200% stock splitting.

INCOME STATEMENT

In R$ Million	1H05	1H04%		2Q05	1Q05%
REVENUES FROM FINANCIAL INTERMEDIATION	15,228	14,476	5.2	7,119	8,109	(12.2)

EXPENSES FROM FINANCIAL INTERMEDIATION	6,874	8,065	(14.8)	2,764	4,110	(32.7)

NET INTEREST INCOME	8,354	6,411	30.3	4,355	3,999	8.9

Provision for Loan Losses	1,197	1,075	11.3	562	635	(11.5)
GROSS INCOME FROM FINANCIAL INTERMEDIATION	7,157	5,336	34.1	3,793	3,364	12.8

OTHER OPERATING INCOME (EXPENSES)	(3,427)	(3,916)	(12.5)	(1,647)	(1,780)	(7.5)
Revenues from Services Rendered	3,421	2,694	27.0	1,760	1,661	6.0
Retained Premiums from Insurance, Private Pension Plans and Savings Bonds	5,797	5,983	(3.1)	3,001	2,796	7.3
Change in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	(698)	(1,571)	(55.6)	(280)	(418)	(33.0)
Claims - Insurance Operations	(2,829)	(2,514)	12.5	(1,457)	(1,372)	6.2
Savings Bonds Draws and Redemptions	(560)	(619)	(9.5)	(314)	(246)	27.6
Insurance and Private Pension Plans Selling Expenses	(453)	(417)	8.6	(224)	(229)	(2.2)
Private Pension Plans Benefits And Redemption Expenses	(1,373)	(1,123)	22.3	(628)	(745)	(15.7)
Personnel Expenses	(2,467)	(2,411)	2.3	(1,246)	(1,221)	2.0
Other Administrative Expenses	(2,432)	(2,424)	0.3	(1,240)	(1,192)	4.0
Tax Expenses	(902)	(679)	32.8	(497)	(405)	22.7
Equity in Earnings of Affiliated And Subsidiary Companies	5	122	(95.9)	10	(5)	-
Other Operating Income	559	537	4.1	259	300	(13.7)
Other Operating Expenses	(1,495)	(1,494)	0.1	(791)	(704)	12.4

OPERATING INCOME	3,730	1,420	162.7	2,146	1,584	35.5
NON-OPERATING INCOME	(27)	(213)	(87.3)	(21)	(6)	250.0
INCOME BEFORE TAXES AND PROFIT SHARING	3,703	1,207	206.8	2,125	1,578	34.7
INCOME TAX AND SOCIAL CONTRIBUTION	(1,081)	46	-	(708)	(373)	89.8
MINORITY INTEREST IN SUBSIDIARIES	(1)	(3)	(66.7)	(1)	-	(100)
NET INCOME	2,621	1,250	109.7	1,416	1,205	17.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.